UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CANADIAN SOLAR INC.
(Name of Subject Company (Issuer))

CANADIAN SOLAR INC.
(Names of Filing Person (Offeror))
6.0% Convertible Senior Notes due 2017
(Title of Class of Securities)
136635 AA 7 and 136635 AB 5
(CUSIP Number of Class of Securities)

Shawn Qu
President and Chief Executive Officer
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(86-512) 6690-8088
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

COPIES TO:
David T. Zhang, Esq.
Eugene Y. Lee, Esq.
Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place Central
(852) 2522-7886

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$178,011,990 (1)	$6,996 (2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount calculated is based on conversion of $74,000,000 principal amount of 6.0% Convertible Senior Notes due 2017 and the receipt by noteholders of an aggregate of 53.6061 shares per $1,000 principal amount of notes. The market value of the 53.6061 shares per $1,000 principal amount of notes is estimated based on the average of the high and low prices of the shares reported on the Nasdaq Global Market on June 25, 2008.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,293	Filing Party:	Canadian Solar Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	May 27, 2008
	Schedule TO-I/A		June 5, 2008
	Schedule TO-I/A		June 17, 2008
	Schedule TO-I/A		June 25, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
Exhibit (a)(5)(vi) Press Release Announcing Final Results and Settlement of the Conversion Offer

INTRODUCTORY STATEMENT
This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2008, as amended by Amendment No. 1 to Schedule TO filed on June 5, 2008, Amendment No. 2 to Schedule TO filed on June 17, 2008 and Amendment No. 3 to Schedule TO filed on June 25, 2008 (as amended and supplemented, the “Schedule TO”) by Canadian Solar Inc., a corporation organized under the laws of Canada (the “Company”), in connection with the offer by the Company to increase the conversion rate upon the conversion of any and all of its outstanding 6.0% Convertible Senior Notes due 2017 (the “Convertible Notes”) into its common shares to 53.6061 shares per $1,000 principal amount of the Convertible Notes (the “Conversion Offer”). The terms and conditions of the Conversion Offer are further described in the Conversion Offer Memorandum dated May 27, 2008, the related Letter of Transmittal, the Supplement No. 1 to the Conversion Offer Memorandum and the amended and restated Letter of Transmittal, previously filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(vi) and (a)(1)(vii), respectively, to the Schedule TO. The Conversion Offer expired at 5:00 p.m., New York City time, on Tuesday, June 24, 2008. This Amendment No. 4 incorporates by reference the Company’s press release dated June 27, 2008 announcing the final results and settlement of the Conversion Offer. A copy of the press release is filed as Exhibit (a)(5)(vi) to the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:
The conversion offer expired at 5:00 p.m., New York City time, on Tuesday, June 24, 2008. Based on a final count, the Company has been advised by the conversion agent that $74,000,000 principal amount of the notes, representing 98% of the outstanding notes, were surrendered and not withdrawn in the conversion offer. In accordance with the terms of the conversion offer, the Company has accepted all of the surrendered notes at a conversion rate of 53.6061 common shares per $1,000 principal amount of notes. On June 27, 2008, the Company issued a press release announcing the final results of the conversion offer. A copy of this press release is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
On June 27, 2008, the Company issued a press release announcing the final results and settlement of the Conversion Offer, which expired at 5:00 p.m., New York City time, on June 24, 2008. A copy of the press release is filed as Exhibit (a)(5)(vi) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(vi) and, as so amended, is restated as follows:

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Form W-9 and Instructions thereto.*

(a)(1)(vi)	Supplement No. 1 to the Conversion Offer Memorandum dated June 17, 2008.†

(a)(1)(vii)	Amended Letter of Transmittal.†

(a)(1)(viii)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(ix)	Amended Letter to Clients.†

(a)(5)(i)	Press Release, dated May 27, 2008.*

(a)(5)(ii)	Notice to holders of Convertible Notes dated June 5, 2008.**

(a)(5)(iii)	Press Release Announcing Conversion Rate for the Offer, dated June 17, 2008.†

(a)(5)(iv)	Notice to holders of Convertible Notes dated June 17, 2008.†

(a)(5)(v)	Press Release Announcing Preliminary Results of the Conversion Offer, dated June 25, 2008. ††

(a)(5)(vi)	Press Release Announcing Final Results and Settlement of the Conversion Offer, dated June 27, 2008.

(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

*	Previously filed with the Schedule TO on May 27, 2008.

**	Previously filed with Amendment No. 1 to the Schedule TO on June 5, 2008.

†	Previously filed with Amendment No. 2 to the Schedule TO on June 17, 2008.

††	Previously filed with Amendment No. 3 to the Schedule TO on June 25, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Dated: June 27, 2008

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Form W-9 and Instructions thereto.*

(a)(1)(vi)	Supplement No. 1 to the Conversion Offer Memorandum dated June 17, 2008.†

(a)(1)(vii)	Amended Letter of Transmittal.†

(a)(1)(viii)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(ix)	Amended Letter to Clients.†

(a)(5)(i)	Press Release, dated May 27, 2008.*

(a)(5)(ii)	Notice to holders of Convertible Notes dated June 5, 2008.**

(a)(5)(iii)	Press Release Announcing Conversion Rate for the Offer, dated June 17, 2008.†

(a)(5)(iv)	Notice to holders of Convertible Notes dated June 17, 2008.†

(a)(5)(v)	Press Release Announcing Preliminary Results of the Conversion Offer, dated June 25, 2008. ††

(a)(5)(vi)	Press Release Announcing Final Results and Settlement of the Conversion Offer, dated June 27, 2008.

(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

*	Previously filed with the Schedule TO on May 27, 2008.

**	Previously filed with Amendment No. 1 to the Schedule TO on June 5, 2008.

†	Previously filed with Amendment No. 2 to the Schedule TO on June 17, 2008.

††	Previously filed with Amendment No. 3 to the Schedule TO on June 25, 2008.